Asia Pacific Wire & Cable Corporation Limited
Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

September 7, 2007

Contacts:

Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum & Morgan
(886) 2-2712-2558	(310) 785-0810

ASIA PACIFIC WIRE & CABLE

ANNOUNCES CERTAIN UNAUDITED FINANCIAL AND OPERATING RESULTS
IN ADVANCE OF ITS ANNUAL GENERAL MEETING

NEW YORK, NY – September 7, 2007 – Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) announced today certain unaudited financial and operating results in advance of its annual general meeting of shareholders (the ‘‘Meeting’’) which is taking place today at 10:00 a.m. (New York time) at the principal executive offices of the Company located at Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC.

The record date for the Meeting was August 3, 2007. All shareholders of record as of the record date have been invited to attend the Meeting. Shareholders who cannot attend the Meeting in person have been invited to participate by dialing into the telephone numbers provided in the proxy materials distributed to all shareholders of record.

The results reported for the Company and certain of its subsidiaries are for the fiscal year ended December 31, 2006, and for the first six months of fiscal year 2007. All figures are in U.S. dollars unless otherwise noted.

For the fiscal year ended December 31, 2006, the consolidated unaudited Company revenues were approximately $469.7 million, a 39.3% increase from the fiscal year ended December 31, 2005, and the Company’s gross profit was approximately $60.0 million, a 61.3% increase from the fiscal year ended December 31, 2005.

For the first six months of fiscal year 2007, the consolidated unaudited Company revenues were approximately $236.8 million, an 18.3% increase from the first six months of fiscal year 2006, and the gross profit was approximately $17.8 million, a 41.8% decrease from the first six months of fiscal year 2006.

The Company reported that, at December 31, 2006, its cash and short-term deposits totaled approximately $39.0 million, a 5.2% decrease from fiscal year ended December 31, 2005, and that its bank debts, accounts payable and related party debt totaled approximately $130.0 million. The Company notes that the percentage changes indicated above from the fiscal year 2005 unaudited results take into account certain adjustments to the fiscal year 2005 unaudited results attributable to the elimination of intercompany transactions and audit adjustments at certain operating subsidiaries.

The Company also wishes to announce certain financial results for Charoong Thai Wire and Cable Public Company Ltd. (‘‘CTW’’), the Company’s 50.4% controlled Thai subsidiary, for the fiscal year ended December 31, 2006. Calculated at an exchange rate of $1.00 to Bt 38.4724, CTW’s gross revenue for the fiscal year ended December 31, 2006, was approximately $257.6 million, a 48.9% increase from the fiscal year ended December 31, 2005, and net income was approximately $13.6 million, a 69.9% increase from the fiscal year ended December 31, 2005.

All reported results are unaudited (with the exception of CTW) and are subject to adjustment upon audit. One of the agenda items for today’s Meeting is a vote on the appointment of auditors so that the Company’s financial statements for the past three years may be audited.

The audit of the Company’s financial statements for fiscal year 2004 was suspended, in part, due to differing viewpoints between the auditors and the Company over the possible need for prior period adjustments. The Company and those auditors believe they have now resolved that difference in viewpoint. Accordingly, the Company has determined to withdraw the termination letter dated December 30, 2005, delivered to Ernst & Young LLP (‘‘E&Y’’) and to retract the statements made regarding E&Y in the Company’s press release of the same date. In addition, the Board of Directors is recommending to the shareholders that they approve the reappointment of E&Y to complete the audit for the 2004 fiscal year, and E&Y has informed the Company that, subject to shareholder approval, E&Y will resume work on completing the audit for the 2004 fiscal year.

A priority goal of the Company is to once again become current in its financial reporting. To that end, the Board of Directors is recommending that shareholders approve Moores Rowland Singapore to undertake audits of the Company’s financial statements for the current fiscal year and 2005 and 2006.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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This press release contains certain forward-looking statements based on our current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements in this release are based on information available to us as of the date hereof. Our actual results may differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with our business. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘should,’’ ‘‘will,’’ and ‘‘would’’ or similar words. We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

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